Exhibit 12.1
CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2015	Year Ended December 31
		2014	2013	2012	2011
	(Millions of dollars)
Net Income Attributable to Chevron Corporation	$5,175	$19,241	$21,423	$26,179	$26,895
Income Tax Expense	1,787	11,892	14,308	19,996	20,626
Distributions Less Than Equity in Earnings of Affiliates	(576)	(2,202)	(1,178)	(1,351)	(570)
Noncontrolling Interests	90	69	174	157	113
Previously Capitalized Interest Charged to Earnings During Period	95	100	96	123	117
Interest and Debt Expense	—	—	—	—	—
Interest Portion of Rentals (1)	252	356	342	316	288
Earnings Before Provision for Taxes and Fixed Charges	$6,823	$29,456	$35,165	$45,420	$47,469

Interest and Debt Expense	—	—	—	—	—
Interest Portion of Rentals (1)	252	356	342	316	288
Preferred Stock Dividends of Subsidiaries	—	—	—	—	—
Capitalized Interest	353	358	284	230	288

Total Fixed Charges	$605	$714	$626	$546	$576

Ratio of Earnings to Fixed Charges	11.28	41.25	56.17	83.19	82.41
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(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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